EXHIBIT 12

BAY VIEW CAPITAL CORPORATION
COMPUTATION OF RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES

	For the Three	For the Nine	For the Three	For the Nine
	Months Ended	Months Ended	Months Ended	Months Ended
	December 31,	September 30,	December 31,	September 30,
	2003	2003	2002	2002
	Going Concern	Liquidation	Liquidation	Going Concern
	Basis	Basis	Basis	Basis
Earnings:
Earnings (loss) before income tax expense (benefit)	(1,157)	(10,590)	(8,885)	253,453
Add:
Interest on advances and other borrowings	3,611	7,708	5,724	23,432
Interest component of rental expense	74	160	227	1,602

Earnings (loss) before fixed charges excluding interest on customer deposits	2,528	(2,722)	(2,934)	278,487
Interest on customer deposits	—	703	7,019	44,509

Earnings before fixed charges	2,528	(2,019)	4,085	322,996

Fixed Charges:
Interest on advances and other borrowings	3,611	7,708	5,724	23,432
Interest component of rental expense	74	160	227	1,602

Fixed charges excluding interest on customer deposits	3,685	7,868	5,951	25,034
Interest on customer deposits	—	703	7,019	44,509

Total fixed charges	3,685	8,571	12,970	69,543

Ratio of earnings (loss) to fixed charges including interest on customer deposits	0.69	(0.24)	0.31	4.64
Ratio of earnings (loss) to fixed charges excluding interest on customer deposits	0.69	(0.35)	(0.49)	11.12